09042076

M.W. 9/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
AUG 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolfe & Hurst Bond Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Montgomery Street, Ste. 1040
(No. and Street)

Jersey City (City) NJ (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Hurst 732-382-6748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company LLC
(Name – *if individual, state last, first, middle name*)

500 Morris Avenue (Address) Springfield (City) NJ (State) 07081 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB 9/17

OATH OR AFFIRMATION

I, O. Gene Hurst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolfe & Hurst Bond Brokers, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Colleen Trower 8/22/09

Notary Public

COLLEEN TROWER
A Notary Public of New Jersey
My Commission Expires JUNE 27, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLFE & HURST BOND BROKERS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2009

WOLFE & HURST BOND BROKERS, INC.

CONTENTS

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Wolfe & Hurst Bond Brokers, Inc.

We have audited the accompanying statement of financial condition of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2009 (the Company) and the related statements of income, cash flows, changes in shareholders' equity, and changes in liabilities subordinated to claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2009, and the results of its operations and cash flows, changes in shareholders' equity, and changes in liabilities subordinated to claims of creditors for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg & Company LLC
GREENBERG & COMPANY, LLC

Springfield, New Jersey
July 28, 2009

WOLFE & HURST BOND BROKERS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2009

ASSETS

Cash	$	770,299
Special Bank Account for the Benefit of Customers		100
Good Faith Deposit		395,000
Clearing House Receivable		684,178
Fails to Deliver		1,012,115
Collateralized Receivable		582,580
Employee Loan Receivable		1,277
Prepaid Expenses		116,973
Intercompany Receivable		245,218
Property and Equipment, Net		833
Mandatory Non Marketable Investments		11,680
Deposits		49,007
TOTAL ASSETS	$	3,869,260

LIABILITIES & SHAREHOLDER'S EQUITY

LIABILITIES

Fails to Receive	$	1,010,284
Accounts Payable and Accrued Expenses		97,758
Federal and State Income Tax Payable		52,659
Accrued Interest - Related Party		32,580
Loans Payable Subordinated - Related Party		580,955
TOTAL LIABILITIES		1,774,236
COMMITMENTS & CONTINGENCIES (SEE NOTE 6 and 10)		

SHAREHOLDER'S EQUITY

Common Stock, No Par Value, 1000 Shares Authorized, 90 Shares Issued and Outstanding		297,885
Additional Paid in Capital		471,637
Treasury Stock, Cost Method		(88,295)
Retained Earnings		1,413,797
TOTAL SHAREHOLDER'S EQUITY		2,095,024
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$	3,869,260

See accountants' report and notes to the financial statements.

WOLFE & HURST BOND BROKERS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2009

	Amount
REVENUES	
Commissions from Bonds Traded	$ 5,791,065
Interest Income	11,748
	5,802,813
EXPENSES	
Bond Trader Salaries	2,776,132
Adminitrative Salaries	542,416
Software Consultants	64,820
Clearance Cost	125,890
Rent	277,872
Communications	702,350
Payroll Taxes	231,626
Insurance	225,180
Depreciation Expense and Amortization	278
Regulatory Agencies	46,037
Other Operating Expenses	344,211
	5,336,812
INCOME BEFORE PROVISION FOR INCOME TAXES	466,001
Provisions for Federal and State Income Taxes	46,864
NET INCOME	$ 419,137

See accountants' report and notes to the financial statements.

WOLFE & HURST BOND BROKERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	419,137
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization		278
Increase in Clearing House Receivable		(394,261)
Increase in Fails to Deliver		(887,730)
Increase in Loan Receivable, Prepaid Expenses, and Deposits		(30,843)
Decrease in Accounts Payable and Accrued Expenses		(5,585)
Increase in Federal and State Income Tax Payable		49,500
Increase in Accrued Interest - Related Party		32,580
Increase in Fails to Receive		886,080
NET CASH PROVIDED BY OPERATING ACTIVITIES		69,156
CASH FLOWS FROM INVESTING ACTIVITIES		
Mandatory Non Marketable Investments		(1,091)
NET INCREASE IN CASH AND CASH EQUIVALENTS		68,065
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		702,234
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	770,299
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$	0
Income Tax	$	0

See accountants' report and notes to the financial statements.

WOLFE & HURST BOND BROKERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2009

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at June 30, 2008	$ 297,885	$ 471,637	$ (88,295)	$ 994,660	$ 1,675,887
Net Income	$ 0	$ 0	$ 0	419,137	419,137
Balance at June 30, 2009	$ 297,885	$ 471,637	$ (88,295)	$ 1,413,797	$ 2,095,024

See accountants' report and notes to the financial statements.

WOLFE & HURST BOND BROKERS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED JUNE 30, 2009

Subordinated Loans at Beginning of Year	$	580,955
Increase (Decrease)	$	0
SUBORDINATED LOANS AT END OF YEAR	$	580,955

See accountants' report and notes to the financial statements.

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Wolfe & Hurst Bond Brokers, Inc. (the"Company") is a registered broker dealer engaged in the execution of bond transactions for other broker-dealers and dealer-banks as a broker's broker. The Company does not position bonds nor does it deal with the public. The initial municipal division was founded in 1977. The Company has its headquarters in New Jersey and branch offices in other states and transacts business throughout the United States.

Revenue Recognition

Commission revenues are recorded on a settlement-date basis, generally, the third business day after trade date. There is no material difference between the trade and settlement dates.

Securities Transactions

Receivables (Fail to Deliver) from and payables (Fail to Receive) to brokers, dealers, and clearing organization represent the contract value of securities which have not been delivered or received by settlement date. Clearing house receivable is recorded on a settlement-date basis.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less.

Property and Equipment

Property and equipment is stated at cost and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. When property or equipment is disposed, the related cost and accumulated depreciation is removed from the respective accounts and any gain or loss is reflected in income. Depreciation and amortization are calculated by the use of accelerated method over the estimated useful lives of the assets. The difference between depreciation for financial statement purposes and tax accounting purposes is not material.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. There is no temporary difference between income tax basis and financial statement basis and accordingly there is no deferred income tax asset or liability. The Company files a consolidated income tax return with its parent, Wolfe & Hurst, Inc.

On December 30, 2008, the Financial Accounting Standards Board voted on and adopted FSP FIN 48-3, ("Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"). FSP FIN 48.3 defers the effective date of FIN 48 for nonpublic enterprises to the annual financial statements for fiscal years that begin after December 15, 2008. This interpretation requires entities to disclose any uncertain tax positions carried on its books for which it may not be sustained upon examination by taxing authorities. In accordance with the guidelines listed above, the Company has elected to delay adoption of FIN 48 and furthermore, management feels that it will not have a significant impact on the Company or its financial statements when adopted.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-lived Assets

The Company investigates potential impairments of its long-lived assets on an exception basis when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

NOTE 2 SPECIAL BANK ACCOUNT

Wolfe & Hurst Bond Brokers, Inc. maintains a deposit of $100 to meet Securities and Exchange Commission's regulation 15c3-3. The Company does not carry nor does it contemplate having any customer accounts.

NOTE 3 GOOD FAITH DEPOSIT

For the year ended June 30, 2009, Good Faith Deposits in the amount of $395,000 are maintained with the National Securities Clearing Corporation, Depository Trust Company, and the Bank of New York Company, Inc. These companies clear all transactions for the Company. The accounts are not subject to restrictions on withdrawal.

NOTE 4 SECURITIES CLEARANCE PROCEDURE

All transactions of Wolfe & Hurst Bond Brokers, Inc. are cleared by the Bank of New York Company, Inc., the National Securities Clearing Corp., or Depository Trust Company, in accordance with the regulations of FINRA.

NOTE 5 PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Leasehold improvements	$ 833
Office furniture and equipment	229,176
	230,009
Less accumulated depreciation and amortization	229,176
Total	$ 833

Depreciation and amortization expense for the year ended June 30, 2009 was $278.

NOTE 6 LEASE COMMITMENTS

Minimum rental commitments under all non-cancelable operating leases, primarily leases for real estate, in effect at June 30, 2009 were:

Fiscal Year Ending June 30	Amount
2009	$ 252,117
2010	246,417
2011	225,982
2012	190,031
2013 and beyond	0
Total Minimum Payments	$ 914,547

The total rental expense for operating leases for the fiscal year ended June 30, 2009 was $304,813.

NOTE 7 RELATED PARTY TRANSACTIONS

Loan Subordination

Pursuant to the Securities and Exchange Commission, the following related parties have subordinated loans to the Company:

Name	Principle	Maturity Date
Gerard J. Wolfe and Vincenta Wolfe	$ 50,000	7/30/2016
Gerard J. Wolfe	190,478	7/30/2016
O. Gene Hurst	240,477	7/30/2016
Wolfe & Hurst, Inc.	100,000	4/01/2016
Total	$580,955	

The Company is a wholly owned subsidiary of Wolfe & Hurst, Inc. Wolfe & Hurst, Inc. is 50% each owned by Gerard J. Wolfe, CEO of the Company and O. Gene Hurst, President of the Company. Vincenta Wolfe is the wife of Gerard J. Wolfe. These loans are unsecured. Loans of $200,000 were deposited in a bank as a collateral per the agreement with the clearing houses and the interest earned in the bank in the amount of $32,580 is payable to the related parties as of June 30, 2009.

The Company has owed $245,218 to Wolfe & Hurst, Inc. since 1987. The loan does not accrue any interest. The loan is unsecured and has no maturity date.

NOTE 8 NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2009, the Company had net capital and net capital requirements of $2,124,476 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.07 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 9 SAVINGS PLAN

The Company has a voluntary 401(k) Savings Plan. Investments in the plan are made by the employees. All fees are also paid directly by the employees. The Company does not contribute to the Plan.

NOTE 10 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company is involved in activities related to securities transactions with commercial banks and other brokers and dealers. These activities may expose the Company to off-balance sheet risk. In the event the counterparty fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

The Company's financial instruments, including cash, receivables, prepaid assets, deposits, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has deposits in banks in excess of the FDIC insured amount of $250,000. At June 30, 2009, the Company had approximately $350,000 in excess of this requirement which is subject to loss should the bank cease operations.

The Company has a deposit and receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the broker dealers or clearing organization cease business.

During fiscal 2006, the Company was informed by the staff of the Securities and Exchange Commission (SEC) that the staff was conducting an informal inquiry relating to "bid wanted" practices. "Bid wanted" is an industry practice used by broker dealers and broker's broker to prevent errors and mistakes in pricing obligations. The Securities and Exchange Commission closed their investigation on May 13, 2009. A fine was paid and all representatives named were issued "Live Well: letters. Accordingly, there has been no accrual of amounts other than attorney's fees.

SUPPLEMENTARY INFORMATION

WOLFE & HURST BOND BROKERS, INC.
SCHEDULE 1
COMPUTATION OF AGGREGATED INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SEC
AS OF JUNE 30, 2009

Aggregated Indebtedness:				
Payroll Taxes Payable			$	6,472
Taxes Payable				52,659
Other Current Liabilities				11,284
Accrued Expenses Payable				80,002
TOTAL AGGREGATED INDEBTEDNESS			$	150,417
NET CAPITAL				
Stockholders' Equity from Statement of Financial Condition			$	2,095,024
ADDITIONS:				
Subordinated borrowings allowable in computation of net capital				580,955
				2,675,979
DEDUCTIONS:				
Total Nonallowable Assets	$	425,463		
Aged Fail to Deliver		126,039		
				(551,502)
NET CAPITAL			$	2,124,477

Note: There are no material differences between the above computation of aggregatred indebtedness and net capital and the corresponding computatioon as submitted by the Company with the unaudited Form X-17a-5 as of June 30, 2009

See the accompanying Independent Auditors' Report

WOLFE & HURST BOND BROKERS, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SEC
(Continued)
AS OF JUNE 30, 2009

Computation of Basic Net Capital Requirements:

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness of $150,417)	$	10,027
Minimum Dollar Net Capital Requirement	$	100,000
Net Capital Required	$	100,000
Excess Net Capital	$	2,024,476
Excess Net Capital at 1,000%	$	2,109,434
Percentage of Aggregate Indebtedness to Net Capital		7.08%

Note: There are no material differences between the above computation of aggregatred indebtedness and net capital and the corresponding computatioon as submitted by the Company with the unaudited Form X-17a-5 as of June 30, 2009

See the accompanying Independent Auditors' Report

WOLFE & HURST BOND BROKERS, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SEC
AS OF JUNE 30, 2009

Wolfe & Hurst Bond Brokers, Inc. has elected the K2A exemption from Rule 15c3-3 computation Wolfe &. Hurst Bond Brokers, Inc. maintains a customer Special Bank Account with Bank of America for such purposes.

See the accompanying Independent Auditors' Report

WOLFE & HURST BOND BROKERS, INC.
SCHEDULE 3
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC
AS OF JUNE 30, 2009

Wolf & Hurst Bond Brokers, Inc. does not carry customer accounts and does not contemplate carrying the same. ALL transactions are cleared through The National Securities Clearing Corp., Depository Trust Clearing Corp. or Bank of New York Mellon Inc.

See the accompanying Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Wolfe & Hurst Bond Brokers, Inc.

In planning and performing our audit of the financial statements and supplementary information of Wolfe & Hurst Bond Brokers, Inc. (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination or control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph (k)(1) as of June 30, 2009, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17z-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg & Company LLC

Greenberg & Company LLC

Springfield, New Jersey
July 28, 2009

WOLFE & HURST BOND BROKERS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2009

GREENBERG & COMPANY

Certified Public Accountants, LLC

500 MORRIS AVENUE

SPRINGFIELD, NEW JERSEY 07081